Instride, Inc.
7950 NW 53rd Street, Suite 337
Miami, Florida 33166

March 7, 2014

Via Edgar

Mara Ransom
Assistant Director
Securities and Exchange Commission
Washington, DC 20549

Re: Instride, Inc.
Registration Statement on Form S-1
Filed November 27, 2013
File No. 333-192585
Request for Acceleration

Dear Ms. Ransom,

Thank you for advising us that the Commission will not further review the above-referenced registration statement (the “Registration Statement”) of Instride, Inc. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to Wednesday March 12, 2014 at 4:00 p.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

/s/ Ms. Dina Yafe
Ms. Dina Yafe
CEO

VIA EDGAR
cc: Daniel Porco, Esq. Staff Attorney, SEC